FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2020 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2020 Earnings presentation

29 July 2020 H1’20 Earnings Presentation All. Together. Now.

Important information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non- IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2020 Financial Report, published as Inside Information on 29 July 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. 2

Important information Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this presentation, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy. 3

Index 1 2 3 4 5 H1’20 Group Business Key Appendix Highlights performance areas review takeaways 4

Highlights

Growth	▸ **Stock continued to grow.** Loans: +1% QoQ and +6% YoY, deposits +5% QoQ and +9% YoY ▸ **Signs of normalisation of lending** with mortgage and consumer new lending increasing in June and lending to SMEs and corporates reducing from their peak in April ▸ **Digital adoption accelerating rapidly** with 47% of sales through our digital channels in Q2 (vs. 36% in 2019) and 40 million digital customers (+15% YoY), of which more than 32 million now use mobile banking (+22% YoY)
Profitability	▸ **Net operating income up 2%** driven by resilient customer revenue and cost reduction ahead of plan (-5% YoY[1]) ▸ **Underlying attributable profit in H1'20** of **EUR 1,908 mn** (EUR 1,531 mn in Q2) impacted by higher LLPs, totalling EUR 7 bn ▸ Economic consequences of COVID-19 crisis, ongoing lower for longer interest rate environment and higher discount rates reflecting volatility and risk premiums have led to **impairments of goodwill and DTAs** of EUR -12.6 bn, principally relating our business in the UK (EUR -6.1 bn) and in the US (EUR -2.3 bn). These write downs **do not impact our capital ratios**
Strength	▸ **The Group maintains the cost of credit of 1.4-1.5% guidance for year end,** with robust credit quality thanks to mitigation measures and volumes increase, reflected in a 25 bp improvement year-on-year in the NPL ratio and an increase in coverage to 72% ▸ Strong organic capital generation in Q2 (28 bps), with Group **CET1 reaching 11.84%[2]**, including **dividend accrual of 6 bps** towards a potential **cash dividend against 2020 results** which reflects the board's commitment to apply a full cash dividend policy as soon as conditions permit[3] ▸ Board's intention is to propose to shareholders the payment of a **scrip dividend (payable in new shares) against 2019 results, equivalent to EUR 0.10 per share**

Delivered solid operating performance (net operating income +2%) and strengthened capital position as CET1 increased to 11.84%, at the top end of our 11-12% target range

Santander

Note: Changes in constant euros
(1) In real terms
(2) Data applying the IFRS 9 transitional arrangements
(3) Subject to the normalisation of market conditions and regulatory guidance and approvals

5

We delivered strong net operating income performance (+2% in constant euros), though profit affected by COVID-19 related provisions

EUR mn	H1'20	H1'19	% change Euros	% change Constant Euros
Net interest income	16,202	17,636	-8	0
Net fee income	5,136	5,863	-12	-4
Other income	1,180	937	26	26
Total income	**22,518**	**24,436**	**-8**	**0**
Operating expenses	-10,653	-11,587	-8	-2
Net operating income	**11,865**	**12,849**	**-8**	**2**
Loan-loss provisions[1]	-7,027	-4,313	63	78
Other results	-997	-957	4	12
Underlying PBT	**3,841**	**7,579**	**-49**	**-44**
Net capital gains and provisions	-12,706	-814	-	-
Attributable profit	**-10,798**	**3,231**	**-**	**-**
Underlying attributable profit[2]	**1,908**	**4,045**	**-53**	**-48**

Resilient customer revenue even with lower business activity

Strong performance in CIB in the quarter

Accelerating the reduction in our cost base

LLPs impacted by COVID-19 charges

Impairments arising from the deterioration of the macroeconomic scenario related to COVID-19

Santander

(1) Provisions overlay in Q1 was included in the net capital gains and provisions line, but has now been allocated by country in this line (LLPs).
(2) Excluding net capital gains and provisions

6

Net capital gains and provisions H1’19 H1’20 Capital gains Prisma (Argentina) +150 Goodwill impairment -10,100 Restructuring costs -704 • UK: -6,101 • Spain: -600 • US: -2,330 • UK: -92 • Poland: -1,192 • Poland: -12 • SCF (Nordics and others): -477 Property sales (Corporate Centre) -180 Deferred tax assets -2,500 PPI1 (UK) -80 Restructuring costs + Others -106 Group total -814 • UK: -33 • SCF: -28 • Poland: -5 • Other: -40 Group total -12,706 Note: Data in EUR mn 7 (1) PPI: Payment protection insurance

Capital ratios reinforced with Group CET1 of 11.84%, at the top end of our 11-12% target, after strong organic capital generation in the quarter CET1 ratio evolution (1) Accrual of 6 basis points in the quarter to allow the flexibility to pay a cash dividend against 2020 results, as soon as market conditions normalise and subject to regulatory approvals and guidance. (2) Includes Ebury -0.05 8 (3) Markets -0.08, Pensions -0.06 and other deductions -0.05 Data applying the IFRS 9 transitional arrangements

Index 1 2 3 4 5 H1’20 Group Business Key Appendix Highlights performance areas review takeaways 9

Group Performance Group business activity 10

In the latter part of the quarter, we gradually began to return to pre-COVID activity as lockdowns were lifted… % Branches open Peak lockdown June 26% 78% Nearly full operational activity in our: 77% 99% Lockdown Branches: c. 90% Group’s branches open Europe 69% 83% restrictions eased ATMs: full availability throughout the crisis 97% 99% PoS: recovering to near pre-crisis levels, following 25% turnover 84% 99% growth from low reached in April 72% 81% North Contact Centres: significant improvement as recovering activity America 57% 77% levels. Some lockdown 74% 95% restrictions South remain 67% 70% Our priority is to continue to ensure the health America and protection of all employees and customers 99%1 100% as well as our business continuity (1) Excluding two weeks when Financial services were not considered as an essential service by the Argentina Government in their lockdown (second half of March) 11

… which is reflected in signs of normalisation in new retail lending in recent weeks, particularly in Europe… New Mortgage lending1 New Consumer lending1 (daily average, constant EUR mn) (daily average, constant EUR mn) 223 336 340 20 195 302 313 16 16 161 49 274 46 15 52 54 14 73 112 115 13 83 100 78 111 14 15 187 12 12 164 88 135 214 172 194 86 88 148 103 Feb Mar Apr May Jun Feb Mar Apr May Jun Europe N. America S. America Note: Geographic regions are calculated as the sum of the largest markets 12 (1) Contracts which have been paid in the reporting period which are reflected in stock of loans

… while corporate lending, which has been supported by government guarantees, and CIB have reduced from their peak in April New SME and Corporates lending1 CIB change stock of loans (daily average, constant EUR mn) (L&A to customers excluding reverse repos, constant EUR billion) 1,061 989 +18.8 +0.4 121 105 -0.3 -2.7 21 511 16 498 635 25 560 20 448 235 160 197 195 169 133 74 175 68 75 72 92 61 266 278 206 205 163 Feb Mar Apr May Jun 28-Feb ∆ Mar ∆ Apr ∆ May ∆ Jun 30-Jun Europe N. America S. America Gov. backed Note: Geographic regions are calculated as the sum of the largest markets 13 (1) Contracts which have been paid in the reporting period which are reflected in stock of loans

As a result, in June, the Group's new lending was similar to pre-COVID levels

Avg. Daily new lending[1]
(EUR mn)



1,194
1,409
1,725
1,630
1,446
Feb
Mar
Apr
May
Jun
607
602
986
939
733
Feb
Mar
Apr
May
Jun
253
395
304
324
346
Feb
Mar
Apr
May
Jun
334
413
434
367
366
Feb
Mar
Apr
May
Jun
Government backed schemes

	Lending	Customer funds
Group	+6% YoY +1% QoQ	+7% YoY +5% QoQ
Europe	+4% YoY +1% QoQ	+3% YoY +5% QoQ
North America	+11% YoY +1% QoQ	+18% YoY +6% QoQ
South America	+18% YoY +3% QoQ	+18% YoY +7% QoQ

Santander

Note: Jun-20 changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

(1) Geographic regions are calculated as the sum of the largest markets. Contracts which have been paid in the reporting period which are reflected in stock of loans

14

The stock of retail loans has remained stable while SME, corporate and CIB balances have increased 313 313 313 313 313 180 178 179 178 179 Mortgages 19 19 19 19 19 Consumer 1 1 19 19 19 19 19 (Stock of loans ) 17 17 17 17 17 (Stock of loans ) 38 38 39 39 40 277 277 277 277 277 123 121 121 120 120 Feb Mar Apr May Jun Feb Mar Apr May Jun SMEs and Corporates CIB (Stock of loans1) (Stock of loans1) 123 123 120 121 207 214 214 192 197 105 19 21 21 21 30 31 32 27 29 16 24 39 39 39 25 24 25 37 39 20 144 144 80 127 129 138 68 77 75 75 Feb Mar Apr May Jun Feb Mar Apr May Jun Note: Geographic regions are calculated as the sum of the largest markets 15 (1) Stock of loans and advances to customers excluding reverse repos. In constant EUR billion

Digital adoption has accelerated (mobile customers +5.8 mn YoY) resulting in increased digital sales penetration up to 47% in Q2

39.9 mn (+15% YoY)
Digital customers[1]

Steady growth in our digital customers: +3.1 mn in H1'20
vs. +2.0 mn in H2'19

Strong engagement and digital sales:

47% in Q2'20
(44% in H1'20 and 36% in 2019)
Digital sales[2] as % of total sales

+27% YoY
 # Accesses[3]
(online & mobile)

+23% YoY
 # Transactions[4]
(monetary & voluntary)

Digital customers:

- Mexico: 4.6 mn
- Spain: 5.1 mn
- UK: 6.1 mn
- Brazil: 14.5 mn

Strong mobile customer growth:

32.2 mn (+22% YoY)
Mobile customers

+5.8 mn YoY
+3.0 mn YTD

(1) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days
(2) Percentage of new contracts executed through digital channels during the period
(3) Private accesses. Logins of bank's customers on Santander internet banking or apps. ATM accesses by mobile are not included
(4) Customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included

Santander
16

Group Performance Group earnings 17

In results, resilient revenue driven by our strong customer relationships… ... and our geographic… ... and business diversification Total income growth YoY (constant euros) South America +7% Corporate & Investment Banking +17% North America +1% Wealth Management & Insurance Europe -8% +4% 18

NII affected by non-business related impacts and lower interest rates. NII from recurring business increased 4% in constant euros NII evolution Constant EUR mn +1,072 16,228 -480 16,202 -300 -318 H1'19 Volumes Rates Regulatory impacts Liquidity buffer H1'20 19

Fees affected by lower customer transactions but beginning to recover as activity increases Retail Banking 53% Wealth Management 31% SCIB 16% & Insurance Fee income YoY 1 -12% +1% +20% Activity growth1 +1% YoY 2 PoS -24% Apr-20/Apr-19 SAM (AuM) GTB +3% YoY + 4% QoQ turnover +25% Jun-20/Apr-20 GDF3 +28% YoY Private Banking (fees) +10% YoY Card -26% Apr-20/Apr-19 Insurance Recovering to 75% of turnover Global +28% Jun-20/Apr-20 premiums pre-crisis levels in June +42% YoY (30% in April) Markets Note: Weight refers to net fee income generated by global business over total Group net fee income. WM&I considering the total fee generated by insurance and asset management, including those transferred to the commercial network (Retail Banking) (1) Percentage change in constant euros 20 (2) Global Transaction Banking (3) Global Debt Financing

Cost reductions are ahead of plan as we capture incremental cost efficiencies YoY change Nominal costs Costs in real terms -10% -4% Accelerating the Europe -5.9% -6.8% -6% -11% cost reduction trend -5% in most markets North -4% -0.8% -2.9% Europe efficiencies achieved: America -1% >EUR 300 mn in H1’20 (>75% of the FY’20 South -1% initially planned) 1 2.4% -0.9% America 0% Group -1.9% -5.1% Note: Percentage change year-on-year in constant euros 21 (1) Excluding Argentina due to high inflation. Including it, South America: +5.1% nominal costs and –4.0% costs in real terms

Estimated year-end cost of credit of 1.4-1.5% with credit quality supported by mitigation measures and volume increases Loan-loss provisions Credit quality ratios Jun-19 Mar-20 Jun-20 EUR bn 1 Cost of credit 0.98% 1.17% 1.26% +78% YoY NPL ratio 3.51% 3.25% 3.26% Coverage ratio 68% 71% 72% (1)Considering annualised YTD provisions and loan portfolio average of the period: 1.62% in Q1’20, 1.46% in H1’20 Percentage change in constant euros Note: Exposure and coverage ratio by stage in appendix, page 65 (appendix) 22

Close to 80% of our moratoria is granted to individuals, o/w c. 90% secured # clients Total amount (mn) o/w government % lending 30 Jun 20 o/w government programmes portfolio programmes (EUR bn) ▪ 0.5 69 23% c. 60% are residential mortgages, Mortgages mainly concentrated in UK (c. EUR 41 0.3 55 bn) with low average LTVs (41%) 4.6 22 10% ▪ c. 65% of consumer loans are auto Consumer 1.4 7 loans (c. EUR 14 bn) ▪ SMEs & Corporate moratoria based on SMEs & 0.3 25 6% internal rating and complemented with Corporates 0.2 10 liquidity facilities under government guarantees 5.4 116 12% Total 1.9 72 Note: Data aligned with EBA disclosure template. For more detail see slide 64 in appendix. 23

Performance of current expired moratoria, aligned with 2020 forecasted losses Maturity profile of loans subject to moratoria Residual maturity as of 30 June 20, EUR bn ▪ As of 30 June, c. 25% of the total moratoria had expired (c. EUR Mortgages 7 9 35 18 69 29 bn), of which 98% remains performing ▪ Over 60% (EUR 18 bn) are residential mortgages, mostly in the UK, aligned with prior performance levels Consumer 2 11 9 22 ▪ c. 30% (EUR 9 bn) are consumer o/w over 90% is auto, mainly in SCUSA. SMEs & 4 6 12 2 Corporates 25 ▪ In SMEs & Corporates, very small amount expired (EUR 2 bn) with management focus on predictive analysis of customer behavior ▪ Expected losses are included in the estimated cost of credit for Total 13 17 58 29 116 the year > 6 months 3-6 months < 3 months Expired By 15 July, in total >EUR 40 bn had already expired with similar credit quality Note: Data aligned with EBA disclosure template 24

Index 1 2 3 4 5 H1’20 Group Business Key Appendix Highlights performance areas review takeaways 25

Group net operating income growth supported by our geographic and business diversification Underlying Net operating income attributable profit Contribution to Group’s H1’20 (vs. H1’19) (EUR mn) (EUR mn) Underlying profit 4,314 1,075 Europe 35% -10% -54% North 3,301 617 20% America +2% -29% 5,093 1,383 South 45% America +8% -13% Global businesses 1,683 928 SCIB +32% +23% Enhancing our local scale 605 427 with global reach WM&I +7% +3% YoY changes in constant euros 26 Underlying profit contribution excludes Corporate Centre (EUR -1,125 mn) and Santander Global Platform. South America’s weight includes Uruguay & Andean Region (EUR 96 mn)

Europe Spain main markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 33 +2 pp NII 931 0.6 1,856 -8.0 Net fee income 535 -16.8 1,178 -5.5 Digital customers (mn) 5.1 +10% Total income 1,562 -12.7 3,350 -9.6 NPL ratio (%) 6.55 -47 bps Operating expenses -896 -5.1 -1,841 -10.0 Cost of credit (%) 0.68 +27 bps Net operating income 665 -21.2 1,509 -9.1 LLPs -313 -50.3 -941 100.1 Efficiency ratio (%) 54.9 -22 bps PBT 237 112.0 350 -62.6 RoTE (%) 3.2 -6.1 pp Underlying att. profit 161 79.1 251 -63.9 (*) EUR mn VOLUMES1 Loans & Advances Customer Deposits High activity in SMEs and Corporates boosted by loans with ICO to Customers (EUR bn) (EUR bn) guarantee, reaching 27% market share and more than EUR 11 bn 201 204 +1% 251 248 -1% loans growth in the quarter 191 192 YoY 240 YoY 235 Profit impacted by lower non-customer revenue and higher LLPs, partially offset by cost reduction efforts. QoQ recovery in NII NPL ratio improved 47 bps YoY (with a high level of corporate Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 loans granted) and coverage ratio rose to 43.3% Note: Underlying RoTE 27 (1) Loans and advances excluding reverse repos. Customer deposits excluding repos

Europe SCF SCF main markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 NII 947 -2.0 1,926 2.5 Active customers (mn) 18.4 -3% Net fee income 159 -14.6 345 -16.3 NPL ratio (%) 2.52 +28 bps Total income 1,095 -5.4 2,266 -0.9 Cost of credit (%) 0.78 +42 bps Operating expenses -469 -7.9 -983 -3.6 Net operating income 626 -3.5 1,283 1.4 Efficiency ratio (%) 43.4 -120 bps LLPs -184 -41.4 -501 177.1 RoTE (%) 11.0 -4.3 pp PBT 466 22.6 849 -22.6 Underlying att. profit 258 19.1 477 -25.8 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits to Customers (EUR bn) (EUR bn) Most markets showed signs of recovery in the latter part of the quarter 103 103 102 99 +3% +3% YoY 37 39 39 38 YoY Net operating income up driven by strong NII in Q1 and cost reductions, partially offset by net fee income (lower activity) Increased COVID related provisions resulted in a 26% decrease Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 in underlying profit YoY but rebounding in Q2 Note: Underlying RoTE 28 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

Europe UK main markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 31 +1 pp NII 871 -0.2 1,769 -7.7 Net fee income 96 -47.9 290 -31.6 Digital customers (mn) 6.1 +7% Total income 979 -8.0 2,077 -13.0 NPL ratio (%) 1.08 -5 bps Operating expenses -656 -5.3 -1,370 -4.9 Cost of credit (%) 0.23 +17 bps Net operating income 323 -13.2 707 -25.2 LLPs -239 28.5 -430 437.5 Efficiency ratio (%) 66.0 +558 bps PBT 80 -30.5 198 -75.0 RoTE (%) 2.0 -5.9 pp Underlying att. profit 54 -33.2 139 -76.1 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits Income impacted by base rate cuts and regulatory changes in fees, to Customers (EUR bn) (EUR bn) partially offset by the -50 bps in the 1I2I3 C/A remuneration in +4% +6% 233 237 238 May, and will benefit from a further cut in August 229 YoY 206 YoY 197 198 194 Continued focus on cost management; operating expenses down 5% YoY through realised efficiency savings Credit impairments increased largely due to COVID-19 charges; Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 underlying LLPs remain low Note: Underlying RoTE 29 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

South America Brazil main market KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 22 - NII 1,813 -3.4 4,083 1.0 Net fee income 614 -13.4 1,483 -1.5 Digital customers (mn) 14.5 +14% Total income 2,651 1.7 5,788 3.8 NPL ratio (%) 5.07 -20 bps Operating expenses -835 0.3 -1,839 1.7 Cost of credit (%) 4.67 +83 bps Net operating income 1,816 2.4 3,949 4.9 LLPs -843 -4.3 -1,909 59.9 Efficiency ratio (%) 31.8 -67 bps PBT 942 18.9 1,881 -18.6 RoTE (%) 17.1 -4.5 pp Underlying att. profit 478 10.6 995 -17.4 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits Our business model and solid balance sheet allow us to react to Customers (EUR bn) (EUR bn) rapidly to the new reality and maintain high shareholders returns 64 65 +18% 59 +31% 59 50 Double-digit YoY volume growth, with credit quality at controlled 55 YoY 45 45 YoY levels Net operating income growth driven by NII, gains on financial Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 transactions and efficiency improvement Note: Underlying RoTE 30 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

USA North America KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 21 +2 pp NII 1,429 -2.4 2,891 -1.4 Net fee income 215 -14.0 465 -5.3 Digital customers (k) 1,052 +7% Total income 1,801 -6.7 3,730 -2.6 NPL ratio (%) 1.49 -83 bps Operating expenses -776 -4.1 -1,585 -2.2 Cost of credit (%) 3.30 +21 bps Net operating income 1,024 -8.6 2,144 -2.9 LLPs -832 -14.6 -1,804 49.3 Efficiency ratio (%) 42.5 +18 bps PBT 163 15.7 305 -66.7 1 RoTE (%) 4.7 -6.9 pp Underlying att. profit 151 149.5 211 -55.8 (*) EUR mn and % change in constant euros VOLUMES2 Loans & Advances Customer Deposits Improved YoY trend in volumes with double-digit growth, to Customers (EUR bn) (EUR bn) both in loans and customer funds 101 +11% +25% 96 98 91 YoY YoY 71 76 Total income affected by lower rates, lease income and lower 61 62 activity partially offset by cost control Net operating income down 3%, whilst profit down due Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 primarily to the COVID-19 impact on provisions Note: Underlying RoTE 31 (1) RoTE adjusted for excess capital. Otherwise 3% (2) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

Mexico North America KEY DATA H1'19 H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 35 +4 pp NII 650 -4.5 1,448 2.4 Net fee income 185 2.2 396 2.0 Digital customers (mn) 4.6 +31% Total income 905 4.7 1,912 7.6 NPL ratio (%) 2.50 +29 bps Operating expenses -341 -3.7 -756 2.3 Cost of credit (%) 2.95 +34 bps Net operating income 565 10.6 1,156 11.4 LLPs -291 22.6 -564 47.0 Efficiency ratio (%) 39.5 -206 bps PBT 267 0.3 578 -10.3 RoTE (%) 15.5 -5.0 pp Underlying att. profit 186 -1.1 406 4.2 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits Solid loan performance driven by corporates, CIB and mortgages. to Customers (EUR bn) (EUR bn) Strong digital customers growth 31 +9% +13% 30 YoY YoY 28 28 29 29 Net operating income increased at double-digit rates both QoQ 25 24 and YoY due to higher revenues and strong efficiency improvement Double-digit profitability and profit growth, with reduced Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 non-controlling interests Note: Underlying RoTE 32 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

Corporate Centre P&L* H1'20H1'19 NII -658 -600 NII impacted by front-loading the 2020 issuance plan and an increased liquidity buffer Gains/Losses on FT 78 -171 Positive impact of FX hedging cost reflected in results Operating expenses -166 -193 from financial transactions LLPs and other provisions -402 -139 Operating expenses trend continued (-14% vs. H1’19), driven by the streamlining and simplification measures Tax and minority interests 61 46 Provisions include non-recurring charges for certain Underlying att. profit -1,125 -1,108 holdings whose valuation has been affected by the crisis (*) EUR mn 33

Index 1 2 3 4 5 H1’20 Group Business Key Appendix Highlights performance areas review takeaways 34

In the first half, we have grown our net operating income by 2% and CET1 to 11.84%, at the top end of our 11-12% target range  We expect to remain at the top end of our 11-12% target range by year end Strong  Given our capital strength and operating performance, the board intends to propose a scrip dividend capital position (payable in new shares) against 2019 results, equivalent to EUR 0.10 per share, and the Bank has accrued 6 bps of CET1 capital in the quarter for a potential cash dividend against 2020 results1  Total income for H1 unchanged YoY, with CIB delivering 23% growth in attributable profit for the period. Strong operating Customer revenue expected to recover in H2’20 performance  Cost reduction ahead of plan, with expenses falling 5% in real terms. Disciplined cost management expected to continue in H2’20 Robust  The Group maintains the estimation of cost of credit of 1.4-1.5% at year end credit quality  Accelerating our transformation plans to leverage both our scale and the collective strengths of our Accelerating our regions and global businesses, learning from customer behaviour changes during the pandemic transformation plans  Focus on simplifying our operations, improving customer experience to grow profitably and with improved efficiency Our net operating income forecast is consistent with our Investor Day RoTE target of 13-15% Note: Changes in constant euros 35 (1) Subject to the normalisation of market conditions and regulatory guidance and approvals

Index 1 2 3 4 5 H1’20 Group Business Key Appendix Highlights performance areas review takeaways 36

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 37

Europe KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 36 +1 pp NII 3,352 -1.0 6,787 -4.3 Net fee income 1,098 -15.7 2,413 -8.0 Digital customers (mn) 14.7 +9% Total income 4,577 -6.9 9,551 -7.8 NPL ratio (%) 3.24 -24 bps Operating expenses -2,526 -5.7 -5,237 -5.9 Net operating income 2,051 -8.3 4,314 -9.9 Cost of credit (%) 0.47 +23 bps LLPs -877 -33.5 -2,211 163.0 Efficiency ratio (%) 54.8 +115 bps PBT 1,014 39.9 1,747 -50.4 RoTE (%) 4.4 -5.3 pp Underlying att. profit 632 44.7 1,075 -54.0 (*) EUR mn and % change in constant euros Extracting additional synergies from transformation Loans up YoY boosted by Spain (loans with ICO guarantee), processes the UK (mortgage and corporate lending) and CIB Leveraging digital transformation to improve PBT down due to higher LLPs based on the expected customer experience deterioration arising from COVID-19 The combined strengths of our European businesses allow us to create `One Santander Europe´ Ahead of plan on our cost savings target Note: Underlying RoTE 38

North America KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 33 +4 pp NII 2,079 -3.1 4,339 -0.2 Net fee income 400 -6.9 860 -2.1 Digital customers (mn) 5.7 +26% Total income 2,706 -3.0 5,642 0.6 NPL ratio (%) 1.73 -56 bps Operating expenses -1,117 -4.0 -2,341 -0.8 Cost of credit (%) 3.21 +26 bps Net operating income 1,589 -2.3 3,301 1.7 LLPs -1,123 -6.9 -2,368 48.7 Efficiency ratio (%) 41.5 -58 bps PBT 430 5.4 883 -43.4 1 RoTE (%) 8.6 -6.0 pp Underlying att. profit 336 33.3 617 -28.8 (*) EUR mn and % change in constant euros Increasing coordination and cooperation between Double-digit volume growth, both in loans and customer funds Mexico and the US Net operating income +2% YoY with improvement in revenue Continued development of the USMX trade corridor and costs (SCIB: +19%; Commercial: +16%) Profit affected by LLPs increase and reduced non-controlling Joint technology programmes between the two countries interests in SC USA and Mexico Note: Underlying RoTE 39 (1) RoTE adjusted for excess capital. Otherwise 6%

South America KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 25 -1 pp NII 2,606 -0.1 5,671 6.1 Net fee income 774 -13.2 1,847 -1.5 Digital customers (mn) 18.8 +15% Total income 3,690 4.0 7,854 7.0 NPL ratio (%) 4.74 -7 bps Operating expenses -1,275 0.7 -2,761 5.1 Cost of credit (%) 3.49 +62 bps Net operating income 2,416 5.8 5,093 8.1 LLPs -1,110 -1.0 -2,435 63.3 Efficiency ratio (%) 35.2 -107 bps PBT 1,254 19.6 2,465 -17.2 RoTE (%) 16.6 -4.2 pp Underlying att. profit 685 13.6 1,383 -13.3 (*) EUR mn and % change in constant euros We continue to advance creating a more connected H1’20 profit decrease due to COVID-19 impact on region, capable of capturing business opportunities, provisions focusing on the customer and profitable growth Net operating income grew 8% YoY backed by higher Overall double-digit growth in volumes income and efficiency improvement Digital customers increased strongly Positive performance in the quarter in all P&L lines Note: Underlying RoTE 40

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 41

Retail Banking P&L* Q2'20 % Q1'20 H1'20 % H1'19 Activity NII 7,141 -2.5 15,026 -0.8 EUR bn and % change YoY in constant euros Net fee income 1,495 -18.9 3,518 -10.3 766 Total income 8,859 -4.5 18,831 -3.5 692 Operating expenses -4,084 -3.9 -8,611 -2.3 Net operating income 4,775 -4.9 10,220 -4.4 +4% +4% LLPs 2,846 -21.0 -6,735 74.4 PBT 1,711 54.2 2,930 -52.0 Underlying att. profit 982 71.2 1,616 -53.9 Loans Funds (*) EUR mn and % change in constant euros 53% Our priority was to ensure the necessary +4% YoY +15% YoY financial support for our customers, Weight of profit Loyal collaborators and local authorities / operating Digital areas customers customers Focus on accelerating our digital transformation, through a multi-channel strategy 42

SCIB Corporate & Investment Banking Q2'20 % Q1'20 H1'20 % H1'19 Total income (Constant EUR mn) P&L* NII 713 14.1 1,384 12.1 2,726 +17% Net fee income 6.9 20.3 2,336 167 -32% 406 810 Capital & Other Total income 1,426 17.9 2,726 16.7 927 +45% Global Markets Operating expenses -507 -0.4 -1,043 -1.5 753 +18% Global Debt Net operating income 919 31.0 1,683 31.8 Financing LLPs -245 -- -249 371.6 Global Transaction 879 +8% Banking PBT 646 -4.0 1,391 17.1 H1'19 H1'20 Underlying att. profit 437 -2.3 928 22.6 (*) EUR mn and % change in constant euros VOLUMES1 Stock (EUR bn) In a volatile trading environment CIB continued to support our customers through contingency lines and other financing solutions 123 121 100 106 Loans YoY profit growth driven by double-digit increase in the majority of Customer 1.8% 38.3% deposits businesses, particularly Global Markets and Global Debt Financing 90 99 RoRWA Efficiency 79 73 ratio Strong revenue growth in H1’20 by sound revenue performance and strict cost management Jun-19 Dec-19 Mar-20 Jun-20 (1) Constant euros. Loans = customer loans excluding reverse repos. Customer deposits excluding repos 43

WM&I

Wealth Management & Insurance

ACTIVITY EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	355	+5%	0%
Funds and investments[2]	216	+6%	+1%
- Asset Management (SAM)	175	+4%	+1%
- Private Banking	63	+9%	+3%
Custody of customer funds	81	+7%	-7%
Customer deposits	58	-2%	+4%
Customer loans	16	+2%	+5%

P&L*	Q2'20	% Q1'20	H1'20	% H1'19
NII	104	-17.8	236	-13.0
Net fee income	279	-8.9	599	9.8
Total income	482	-13.4	1,069	3.7
Operating expenses	-220	-7.0	-464	0.0
Net operating income	263	**-18.1**	605	**6.8**
LLPs	-5	-19.2	-12	--
PBT	255	**-18.5**	589	**3.5**
Underlying att. profit	**186**	**-17.1**	**427**	**2.6**

(*) EUR mn and % change in constant euros

EUR 1,085 mn (-1% YoY)
Total contribution to Group's profit[1]

Total fees generated[3]
+1% YoY
Weight of Total Group
31%

EUR 6,950 mn (+37% YoY)
Private Banking Collaboration Volumes

Profit resilience YTD: sound revenues and flat costs. Supported by commercial activity in the beginning of the year and Q2 impacted by the effects from the COVID-19 crisis

In **Private Banking**, continued good activity levels and business growth, despite the markets situation and the reduction of interest rates

In **SAM**, volumes recovering, both by market movement and by positive net sales in May and June

In **Insurance**, new production is starting to recover pre-crisis level in the second part of the quarter, mainly in LatAm

Santander

Note: Total assets marketed and/or managed
(1) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(2) Total adjusted for funds from private banking customers managed by SAM. 2019 figures included the *pro forma* of the asset management Popular's joint venture
(3) Including fees generated by asset management and insurance transferred to the commercial network

44

SGP continued deploying global payments solutions for SMEs and individuals, incorporating new services and functionalities on schedule

SMEs



Getnet

Global Merchant Services

- **Enhance our competitive position in E-commerce** (Getnet reached a market share of around 22% in Brazil)
- Further additional functionalities included to complete the roll-out in Mexico and the rest of countries
- **>1 mn active merchants. H1'20 revenue of EUR 242 mn**



OneTrade
Ebury

Global Trade Services

- **Santander OneTrade connected three countries** (Brazil, Spain and the UK) and launched more services & products
- Following the completion of the operation, **GTS and Ebury teams** are working on a joint services and commercial plan, defining synergies and identifying complementary aspects
- **>200 k SME customers trading internationally. H1'20 revenue of EUR 640 mn (+11% YoY)**

Individuals



superdigital

Banking without a bank

- Operates in **Brazil, Mexico and Chile**
- **Active customers** grew **91% YoY**, whereas **H1'20 transactions** are growing by **55% YoY**
- Our goal is to scale the business to reach over 5 mn active customers across 7 markets in the medium term



Openbank

Global Digital Banking

- Openbank is already in **Spain, Germany, the Netherlands and Portugal. Argentina obtained its banking licence** and is expected to start operations in the first half of 2021
- **Loan** growth +57% YoY, **deposits** +10% YoY, # of **securities transactions** +108% YoY and **brokerage accounts** x3
- **New customer growth +95% (H1'20 vs. H1'19)** - average of 4.6 products per customer

Santander

Note: GMS and GTS revenue are Including Retail Banking and excluding SCIB and WM&I

45

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 46

Europe Portugal other markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 46 +1 pp NII 197 -2.3 399 -6.9 Net fee income 90 -11.0 191 -2.9 Digital customers (k) 866 +14% Total income 317 -9.4 668 -6.2 NPL ratio (%) 4.43 -57 bps Operating expenses -145 -4.2 -296 -5.1 Cost of credit (%) 0.30 +27 bps Net operating income 172 -13.4 372 -7.0 LLPs -24 -70.0 -105 -- Efficiency ratio (%) 44.3 +50 bps PBT 132 35.2 230 -39.3 RoTE (%) 8.5 -4.0 pp Underlying att. profit 92 35.2 160 -38.6 (*) EUR mn VOLUMES1 Loans & Advances Customer Deposits to Customers (EUR bn) (EUR bn) Higher volumes boosted by the sustained growth in individuals +4% +3% 39 39 39 40 and companies loans and demand deposits 37 36 37 38 YoY YoY PBT decreased mainly impacted by higher LLPs and lower NII, dampened by lower average interest rates Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 Note: Underlying RoTE 47 (1) Loans and advances excluding reverse repos. Customer deposits excluding repos

Europe Poland other markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 53 +1 pp NII 251 -11.3 547 -0.5 Net fee income 104 -7.2 220 -1.7 Digital customers (k) 2,635 +9% Total income 377 7.6 742 -6.6 NPL ratio (%) 4.57 +36 bps Operating expenses -143 -13.0 -315 -7.5 Cost of credit (%) 0.96 +30 bps Net operating income 235 26.0 428 -6.0 LLPs -89 -2.8 -184 77.0 Efficiency ratio (%) 42.4 -42 bps PBT 105 75.5 167 -41.2 RoTE (%)1 -8.6 pp 8.3 Underlying att. profit 51 129.7 73 -49.7 (*) EUR mn and % change in constant euros VOLUMES2 Loans & Advances Customer Deposits Income impacted mainly by interest rates cuts, higher BFG to Customers (EUR bn) (EUR bn) contribution and lower dividend income +4% 34 +13% 31 30 32 32 29 30 YoY 30 YoY Costs decreased due to efficiency projects and the reduction in costs related to commercial activity LLPs up 77% in a complicated business environment Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 related with COVID-19 crisis Note: Underlying RoTE 48 (1) RoTE adjusted for excess capital. Otherwise 5% (2) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

South America Chile other markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 45 -1 pp NII 425 -3.3 873 8.9 Net fee income 74 -17.9 166 -2.3 Digital customers (k) 1,339 +15% Total income 584 7.8 1,137 6.3 NPL ratio (%) 4.99 +47 bps Operating expenses -228 0.9 -458 2.5 Cost of credit (%) 1.46 +36 bps Net operating income 356 12.8 678 8.9 LLPs -183 14.3 -346 95.6 Efficiency ratio (%) 40.3 -146 bps PBT 171 9.3 331 -30.6 RoTE (%) 11.2 -6.4 pp Underlying att. profit 86 -9.4 183 -31.0 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits Change in the funding mix (demand deposits +39% YoY) to Customers (EUR bn) (EUR bn) Increased corporate loans and state guaranteed loans for SMEs 39 35 36 38 +13% +26% Net operating income growth boosted by higher NII (larger YoY 27 28 YoY 23 25 volumes and lower cost of funds) and efficiency improvement QoQ strong gains on financial transactions offset lower NII (lower inflation). Higher LLPs due to COVID19 and greater tax burden Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 Note: Underlying RoTE 49 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

South America Argentina other markets KEY DATA H1'20 % H1'19 P&L* Q2'20 % Q1'20 H1'20 % H1'19 Loyal / active customers (%) 44 -3 pp NII 261 34.5 502 61.5 Net fee income 56 -3.6 132 -10.0 Digital customers (k) 2,557 +20% Total income 310 22.2 628 43.1 NPL ratio (%) 3.15 -64 bps Operating expenses -153 4.9 -339 29.1 Cost of credit (%) 5.67 +134 bps Net operating income 157 46.6 289 64.0 LLPs -57 -1.1 -132 51.8 Efficiency ratio (%) 54.0 -587 bps PBT 82 123.5 125 62.1 RoTE (%) 28.8 +11.8 pp Underlying att. profit 75 159.2 109 144.5 (*) EUR mn and % change in constant euros VOLUMES1 Loans & Advances Customer Deposits to Customers (EUR bn) (EUR bn) Strong customer deposits growth. High liquidity in both pesos and US Dollars +39% 7 8 +42% YoY YoY 5 6 6 4 4 H1’20 profit and RoTE increase due to greater NII and 4 efficiency improvement High digitalisation levels and solid loyalty ratio Jun-19 Dec-19 Mar-20 Jun-20 Jun-19 Dec-19 Mar-20 Jun-20 Note: Underlying RoTE 50 (1) Constant euros. Loans and advances excluding reverse repos. Customer deposits excluding repos

South America Uruguay and Andean region other markets URUGUAY PERU COLOMBIA +14% +28% +127% 69 60 24 10 19 4 H1'19 H1'20 H1'19 H1'20 H1'19 H1'20 28% 19% 14% RoTE RoTE RoTE Increased volumes and activity reflected in profit growth and higher profitability Note: Underlying attributable profit in constant EUR mn and underlying RoTE 51

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 52

Santander has a highly liquid balance sheet with a large contribution from customer deposits and diversified MLT wholesale debt instruments Liquidity Balance Sheet Liquidity Coverage Net Stable Funding EUR bn, Jun-20 1,234 1,234 Ratio (LCR) Ratio (NSFR) Jun-201 Dec-19 Mar-20 Loans and 2 847 Customer Spain 193% 143% 105% advances to 935 deposits customers SCF 297% 248% 111% UK2 149% 145% 124% 50 Securitisations and others Portugal 172% 134% 106% 180 M/LT debt issuances Financial assets 210 34 ST Funding Poland 188% 149% 130% Fixed assets & other 89 123 Equity and other liabilities US 133% 133% 116% Assets Liabilities HQLAs3 Mexico 169% 133% 121% Brazil 169% 122% 109% EUR bn, Jun-20 HQLAs Level 1 212.3 Chile 161% 143% 109% HQLAs Level 2 12.3 Argentina 214% 196% 180%  Level 2A 6.4 Group 175% 147% 111%  Level 2B 5.9 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data 53 (2) LCR and NSFR: Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional

In the year to date, the Group has issued EUR 26 bn1 of MLT debt and is able to cover its very manageable maturity profile Public market issuances in 2020 Maturity profile EUR bn, Jun-20 EUR bn, Jun-20 49.6 12.3 9.1 7.9 7.4 San S.A. 1.6 3.3 1.5 5.9 SCF 2.2 4.4 2.5 3.9 3.1 7.0 5.6 2020 2021 2022 2023 2024 2025+ 12.2 14.5 0.8 3.6 3.4 6.2 8.2 UK 2.9 6.4 3.5 0.5 2.5 1.3 3.2 3.1 2020 2021 2022 2023 2024 2025+ 1.3 1.3 Brazil 1.1 1.2 0.8 0.0 0.0 0.0 Spain UK SCF USA Other 2 2020 2021 2022 2023 2024 2025+ 3.6 USA 0.1 0.5 1.1 2.3 0.9 20202020 20212021 20222022 20232023 20242024 2025+2025+ (1) Data include public issuances from all units with period-average exchange rates. Excludes securitisations 54 (2) Other public market issuances in Mexico, Brazil, Chile and Poland

We actively manage interest rate risk and our ALCO portfolios to optimise results while maintaining an appropriate risk profile Positive interest rate sensitivity in Europe ALCO portfolios reflect our geographic diversification Net interest income sensitivity to a +/-100 bp parallel shift Distribution of ALCO portfolios by country EUR mn, May -20%, Jun-20 Argentina; +100 bps -100 bps 3% Spain; Chile; 7% 1 10% +774 -275 SCF; 5% Brazil; 2 +238 -107 18% EUR 87 bn UK; 14% 3 +104 -34 o/w HTC&S EUR 72 bn Mexico; Poland; 10% -112 +112 13% USA; Portugal; 15% 4% (1) Parent bank 55 (2) Ring-fenced bank (3) SBNA. SCUSA has positive NII sensitivity to interest rate decreases

Issuances YTD against funding plan

2020 Funding plan and issuances

EUR bn, Jun-20

	Covered Bonds + Senior		Senior Non-Preferred		Hybrids		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	4-5	3.0	7-8	7.0	1-2	1.5	12-15	11.5
SCF	6-8	3.6	-	0.0	-	0.0	6-8	3.6
UK	6-8	4.8	2-3	0.8	-	0.0	8-11	5.6
SHUSA	-	-	1-2	1.3	-	0.0	1-2	1.3
TOTAL	**16-21**	**11.4**	**10-13**	**9.1**	**1-2**	**1.5**	**27-36**	**22.0**[2]

- Frontloading of issuances in the first half of the year, having issued EUR 22 billion[2], particularly focused on TLAC eligible issuances
- Through the issuances YTD and access to central bank facilities, many countries have now largely covered their funding needs for the year and future liquidity needs will be assessed depending on market conditions
- Liquidity position remains solid, with LCR above minimum regulatory requirements and ample liquidity buffers in all of our units

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above

1. Issuance of EUR 1.5 bn AT1 (4.375%) in January 2020, replacing the EUR 1.5 billion AT1 (5.481%) that was called in March, therefore not within the scope of funding plan
2. EUR 22 billion refers to the four entities given in the table. See slide 54 for full Group figures

56

Regulatory changes in the last quarter, and increased capital levels, increased the Group’s CET1 management buffer to 298 bps SREP capital requirements (phased-in) CET1 management buffer2 Jun-20 15.48% 13.19% 13.02% 2.00% T2 T2 1.64% AT1 2.00% 2.38% AT1 1.50% CCyB1 +189 bps +298 bps 0.19% 1.78% G-SIB buffer 1.00% 0.02% 1.00% CCoB 2.50% Mar-20 - Pre-COVID Jun-20 - Post-COVID 2.50% measures Measures 11.84% CET1 Pillar 2 R 1.50% 0.84% 8.86% Pillar 1 4.50% 4.50% Reg. min 2020 Reg. min 2020 Group ratios Jun-20 pre-COVID measures post-COVID measures Note: Data calculated using the IFRS 9 transitional arrangements 57 (1) Estimated Countercyclical buffer (2) CET1 management buffer = CET ratio – CET1 requirement

TLAC ratios for the Resolution Group headed by Banco Santander, S.A. TLAC Ratio EUR mn Dec-19 Mar-20 Own Funds 91,294 91,550 • The TLAC ratio as at 31-Mar-20 increased by 75 bps to of which: Common Equity Tier 1 (CET1) capital 75,683 75,821 19.71%1 (compared to an expected year-end of which: Additional Tier 1 (AT1) capital 7,742 7,829 requirement of 19.52%) of which: Tier 2 (T2) capital 7,869 7,900 Eligible Liabilities 24,138 26,271 • The EUR 2 billion increase in the stock of senior non- Subordinated instruments 673 685 preferred debt was partially offset by an increase in Non preferred senior debt 16,473 18,452 RWAs of approximately EUR 6 billion Preferred senior debt and equivalent instruments 6,992 7,134 TLAC BEFORE DEDUCTIONS 115,431 117,821 Deductions 62,405 61,567 • The TLAC ratio as a percentage of the leverage TLAC AFTER DEDUCTIONS 53,026 56,254 exposure remained stable as growth in eligible Risk Weighted Assets (RWAs) 279,680 285,354 liabilities was offset by growth in the leverage TLAC RATIO (% RWAs) 19.0% 19.7% exposure (EUR 27 billion) Leverage Exposure (LE) 672,721 699,813 TLAC RATIO (% LE) 7.9% 8.0% (1) Including the 2.5% of the allowance of article 72b paragraph 3 58

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 59

Yield on loans (%) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 EUROPE 2.77 2.75 2.70 2.68 2.66 2.47 Spain 2.05 2.08 2.02 2.02 1.99 1.86 Santander Consumer Finance 4.51 4.48 4.41 4.26 4.27 4.17 United Kingdom 2.72 2.67 2.63 2.59 2.52 2.37 Portugal 1.79 1.76 1.71 1.64 1.63 1.56 Poland 4.14 4.15 4.17 4.17 4.04 3.34 NORTH AMERICA 9.81 9.71 9.45 9.20 8.95 7.86 US 8.70 8.52 8.27 7.95 7.77 6.93 Mexico 12.74 12.82 12.67 12.64 12.25 11.00 SOUTH AMERICA 12.61 13.43 12.30 12.27 11.71 9.90 Brazil 15.86 15.88 15.32 14.49 13.58 12.12 Chile 6.02 8.48 6.86 7.39 7.35 5.74 Argentina 24.22 23.99 23.95 26.26 23.74 20.05 60

Cost of deposits (%) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 EUROPE 0.42 0.42 0.41 0.41 0.39 0.28 Spain 0.14 0.14 0.13 0.13 0.06 0.04 Santander Consumer Finance 0.60 0.61 0.60 0.58 0.57 0.53 United Kingdom 0.67 0.70 0.70 0.69 0.69 0.52 Portugal 0.14 0.12 0.10 0.10 0.08 0.06 Poland 0.89 0.89 0.78 0.74 0.65 0.42 NORTH AMERICA 1.94 1.91 1.99 1.76 1.56 1.14 US 0.95 0.87 0.96 0.86 0.73 0.39 Mexico 3.95 4.08 4.14 3.68 3.54 3.21 SOUTH AMERICA 4.20 4.43 3.82 3.42 3.16 2.09 Brazil 4.70 4.70 4.55 3.71 3.16 2.30 Chile 1.62 2.01 1.63 1.47 1.35 0.71 Argentina 9.93 11.09 10.90 12.29 10.64 7.37 61

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Loan-loss provisions. Geographic distribution Q1'20 Q2'20 H1'20 LLPs published Overlay fund Total LLPs Total LLPs Total LLPs EUR mn 253 375 628 313 941 172 145 317 184 501 49 142 191 239 430 5 75 80 24 105 68 28 95 89 184 646 327 972 832 1,804 228 46 273 291 564 709 358 1,066 843 1,909 107 56 163 183 346 39 35 75 57 132 Others 33 14 47 64 111 Total 2,309 1,600 3,909 3,118 7,027 63

Payment holidays and moratoria – detail by geographic region Payment holidays and moratoria ClientsCustomers (k) (mn) EUR EUR bn bn % % portfolio portfolio o/w gov o/w gov o/w gov Total Total Total 30 Jun 20 programmes programmes programmes Europe 1,0 0,3 72 51 11% 8% Mortgages 0,3 0,2 55 45 20% 17% Other Households 0,7 0,1 5 2 4% 1% SMEs & Corporates 0,0 0,0 12 4 4% 1% North America 1,1 0,4 24 8 18% 6% Mortgages 0,1 0,0 4 3 29% 22% Other Households 1,0 0,4 12 2 27% 5% SMEs & Corporates 0,0 0,0 8 3 10% 4% South America 3,3 1,2 20 12 16% 10% Mortgages 0,2 0,1 10 7 46% 32% Other Households 2,9 1,0 5 2 15% 6% SMEs & Corporates 0,2 0,1 5 3 7% 4% Note: Data aligned with EBA disclosure template 64

Coverage ratio by stage Exposure ¹ Coverage Jun-20 Mar-20 Jun-20 Mar-20 Stage 1 878 891 0.6% 0.6% Stage 2 61 53 7.7% 8.2% Stage 3 33 33 41.1% 40.8% (1) Exposure subject to impairment in EUR bn. 65 Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 35 bn in June 2020 and EUR 31 bn in March 2020)

NPL ratio (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 EUROPE 3.61 3.48 3.47 3.25 3.19 3.24 Spain 7.29 7.02 7.23 6.94 6.88 6.55 Santander Consumer Finance 2.33 2.24 2.25 2.30 2.43 2.52 United Kingdom 1.17 1.13 1.08 1.01 0.96 1.08 Portugal 5.77 5.00 4.90 4.83 4.56 4.43 Poland 4.39 4.21 4.35 4.31 4.29 4.57 NORTH AMERICA 2.33 2.29 2.21 2.20 2.02 1.73 US 2.41 2.32 2.18 2.20 2.00 1.49 Mexico 2.12 2.21 2.30 2.19 2.07 2.50 SOUTH AMERICA 4.83 4.81 4.81 4.86 4.63 4.74 Brazil 5.26 5.27 5.33 5.32 4.93 5.07 Chile 4.67 4.52 4.48 4.64 4.63 4.99 Argentina 3.50 3.79 3.64 3.39 3.97 3.15 TOTAL GROUP 3.62 3.51 3.47 3.32 3.25 3.26 66

Coverage ratio (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 EUROPE 49.5 49.9 48.2 49.8 54.1 53.4 Spain 43.3 42.9 40.6 41.1 44.6 43.3 Santander Consumer Finance 105.3 105.9 104.2 106.1 109.6 106.1 United Kingdom 30.9 31.9 34.1 36.5 43.0 46.0 Portugal 50.7 52.9 51.5 52.8 59.0 60.9 Poland 67.6 69.7 69.0 66.8 68.1 69.0 NORTH AMERICA 153.4 150.3 155.6 153.0 170.1 206.5 US 161.0 158.4 166.6 161.8 181.4 253.1 Mexico 130.1 126.9 125.2 128.3 133.9 114.9 SOUTH AMERICA 94.1 93.0 89.7 88.4 92.9 93.0 Brazil 107.7 105.5 101.1 99.8 108.0 110.2 Chile 59.7 59.1 57.3 56.0 57.2 54.7 Argentina 118.6 126.4 134.0 124.0 131.2 165.7 TOTAL GROUP 67.8 68.1 67.3 67.9 71.3 72.1 67

Non-performing loans and loan-loss allowances. Breakdown by operating areas. June 2020 Non-performing loans Loan-loss allowances Brazil, 11.3% Brazil, 17.2% Chile, 6.4% Spain, 27.4% Argentina, 0.5% Otros Sudamérica, 0.3% Chile, 4.8% Mexico, 2.6% Spain, 45.8% Argentina, 1.1% USA, 5.1% Otros Sudamérica, 0.6% Other Europe, 1.0% Mexico, 4.1% Poland, 4.6% SCF, 11.7% USA, 17.9% Portugal, 5.5% UK, 5.6% UK, 8.8% Other Europe, 0.6% Portugal, 4.6% SCF, 8.0% Poland, 4.4% 68

Cost of credit (%) Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 EUROPE 0.24 0.24 0.25 0.28 0.40 0.47 Spain 0.40 0.41 0.41 0.43 0.64 0.68 Santander Consumer Finance 0.38 0.36 0.38 0.48 0.66 0.78 United Kingdom 0.07 0.06 0.08 0.10 0.14 0.23 Portugal 0.03 0.03 0.00 (0.02) 0.23 0.30 Poland 0.61 0.66 0.71 0.72 0.88 0.96 NORTH AMERICA 2.97 2.95 2.93 2.76 3.02 3.21 US 3.11 3.09 3.09 2.85 3.13 3.30 Mexico 2.62 2.61 2.55 2.49 2.69 2.95 SOUTH AMERICA 2.89 2.87 2.90 2.92 3.29 3.49 Brazil 3.88 3.84 3.85 3.93 4.43 4.67 Chile 1.13 1.10 1.06 1.08 1.25 1.46 Argentina 4.02 4.33 4.86 5.09 5.48 5.67 TOTAL GROUP 0.97 0.98 1.00 1.00 1.17 1.26 69

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 70

We continue to do business in a more responsible and sustainable way Culture Sustainability Engagement Women >EUR 20 bn EUR 1 bn EUR 1 bn 86% of employees 40% Group Board Leader proud to work for Santander mobilised in Green finance Santander first Santander second 23% Group leadership green bond green bond (+1 pp vs 2018) (2019-Q1’20) (+2 pp vs. 2018) issuance (Oct-19) issuance (June-20) Communities Dow Jones index2 Financial inclusion 1.6 mn 69 k 2.0 mn EUR 277 mn people helped through our scholarships granted people financially credit to microentrepreneurs3 community programmes empowered (+73% vs. 2018) Note: figures as of 2019 and changes on a YoY basis (2019 vs. 2018), unless otherwise stated 71 (1) Dow Jones Sustainability index 2019 (2) Microentrepreneurs are already included in the people financially empowered metric

Santander Responsible Banking goals

We are building a more Responsible Bank aligned with our commitments

	2018	2019	2020	2021	2025
Top 10 company to work for[1]	4	5		6	
Women on the Board	33%	40%		40%-60%	
Women in senior leadership positions[2]	20%	23%			30%
Equal pay gap[3]	3%	2%			~0%
Financially empowered people[4]		2.0 mn			10 mn
Green finance raised and facilitated[5] (euros)		19 bn			120 bn
Electricity used from renewable energy sources[6]	43%	50%		60%	100%
Becoming carbon neutral in our own operations			0%		
Reduction of unnecessary single use plastic in corporate buildings and branches		75%		100%	
Scholarships, internships & entrepreneurs programmes[7]		69 k		200 k	
People helped through our community programmes[8]		1.6 mn		4 mn	

- - - ▶ From...To....

▬ Cumulative target

(1) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)
(2) Senior positions represent 1% of total workforce
(3) Calculation of equal pay gap compares employees of the same job, level and function
(4) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education
(5) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn
(6) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group
(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank)
(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

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Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 73

SANTANDER GROUP (EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	H1'19	H1'20
Net interest income	8,682	8,954	8,806	8,841	8,487	7,715	17,636	16,202
Net fee income	2,931	2,932	2,955	2,961	2,853	2,283	5,863	5,136
Gains (losses) on financial transactions and other	472	465	705	790	474	706	937	1,180
Total income	**12,085**	**12,351**	**12,466**	**12,592**	**11,814**	**10,704**	**24,436**	**22,518**
Operating expenses	(5,758)	(5,829)	(5,722)	(5,971)	(5,577)	(5,076)	(11,587)	(10,653)
Net operating income	**6,327**	**6,522**	**6,744**	**6,621**	**6,237**	**5,628**	**12,849**	**11,865**
Net loan-loss provisions	(2,172)	(2,141)	(2,435)	(2,573)	(3,909)	(3,118)	(4,313)	(7,027)
Other gains (losses) and provisions	(471)	(486)	(465)	(542)	(372)	(625)	(957)	(997)
Underlying profit before tax	**3,684**	**3,895**	**3,844**	**3,506**	**1,956**	**1,885**	**7,579**	**3,841**
Underlying consolidated profit	**2,358**	**2,542**	**2,529**	**2,397**	**696**	**1,677**	**4,900**	**2,373**
Underlying attributable profit	**1,948**	**2,097**	**2,135**	**2,072**	**377**	**1,531**	**4,045**	**1,908**
Net capital gains and provisions*	(108)	(706)	(1,634)	711	(46)	(12,660)	(814)	(12,706)
Attributable profit	1,840	1,391	501	2,783	331	(11,129)	3,231	(10,798)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs and PPI
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other

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SANTANDER GROUP (Constant EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	H1'19	H1'20
Net interest income	7,981	8,247	8,296	8,319	8,177	8,025	16,228	16,202
Net fee income	2,666	2,686	2,780	2,781	2,748	2,388	5,352	5,136
Gains (losses) on financial transactions and other	466	471	699	768	475	705	937	1,180
Total income	**11,114**	**11,404**	**11,775**	**11,869**	**11,400**	**11,118**	**22,518**	**22,518**
Operating expenses	(5,385)	(5,470)	(5,522)	(5,704)	(5,421)	(5,232)	(10,856)	(10,653)
Net operating income	**5,728**	**5,934**	**6,254**	**6,165**	**5,979**	**5,886**	**11,662**	**11,865**
Net loan-loss provisions	(1,982)	(1,955)	(2,291)	(2,419)	(3,782)	(3,245)	(3,937)	(7,027)
Other gains (losses) and provisions	(434)	(459)	(434)	(505)	(357)	(640)	(893)	(997)
Underlying profit before tax	**3,313**	**3,520**	**3,529**	**3,241**	**1,840**	**2,001**	**6,832**	**3,841**
Underlying consolidated profit	**2,131**	**2,297**	**2,329**	**2,218**	**620**	**1,753**	**4,427**	**2,373**
Underlying attributable profit	**1,754**	**1,883**	**1,966**	**1,916**	**307**	**1,601**	**3,637**	**1,908**
Net capital gains and provisions*	(168)	(704)	(1,605)	591	(46)	(12,660)	(872)	(12,706)
Attributable profit	1,586	1,179	361	2,507	262	(11,060)	2,765	(10,798)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs and PPI
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other

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EUROPE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 3,561 3,580 3,530 3,531 3,435 3,352 7,141 6,787 Net fee income 1,327 1,304 1,310 1,319 1,315 1,098 2,630 2,413 Gains (losses) on financial transactions and other 337 304 455 443 225 126 642 351 Total income 5,225 5,188 5,295 5,292 4,974 4,577 10,413 9,551 Operating expenses (2,802) (2,789) (2,719) (2,733) (2,712) (2,526) (5,591) (5,237) Net operating income 2,423 2,399 2,576 2,559 2,263 2,051 4,822 4,314 Net loan-loss provisions (457) (387) (497) (498) (1,335) (877) (844) (2,211) Other gains (losses) and provisions (198) (231) (130) (209) (195) (160) (429) (355) Underlying profit before tax 1,768 1,781 1,949 1,852 733 1,014 3,549 1,747 Underlying consolidated profit 1,276 1,306 1,418 1,370 515 739 2,583 1,255 Underlying attributable profit 1,163 1,191 1,286 1,238 443 632 2,354 1,075 76

EUROPE (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 3,536 3,555 3,539 3,495 3,410 3,377 7,091 6,787 Net fee income 1,323 1,300 1,314 1,312 1,309 1,104 2,623 2,413 Gains (losses) on financial transactions and other 338 304 455 442 226 125 642 351 Total income 5,197 5,159 5,308 5,249 4,945 4,606 10,356 9,551 Operating expenses (2,790) (2,777) (2,733) (2,713) (2,695) (2,542) (5,567) (5,237) Net operating income 2,407 2,382 2,575 2,536 2,250 2,064 4,789 4,314 Net loan-loss provisions (452) (389) (493) (493) (1,328) (883) (841) (2,211) Other gains (losses) and provisions (197) (230) (131) (208) (193) (162) (427) (355) Underlying profit before tax 1,759 1,763 1,952 1,835 728 1,019 3,521 1,747 Underlying consolidated profit 1,269 1,292 1,421 1,357 512 743 2,561 1,255 Underlying attributable profit 1,157 1,178 1,289 1,226 439 636 2,335 1,075 77

Spain (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 1,009 1,009 967 934 925 931 2,018 1,856 Net fee income 623 624 614 620 643 535 1,247 1,178 Gains (losses) on financial transactions and other 224 216 408 258 220 96 440 316 Total income 1,857 1,849 1,989 1,811 1,789 1,562 3,706 3,350 Operating expenses (1,025) (1,020) (999) (977) (944) (896) (2,044) (1,841) Net operating income 832 829 990 834 844 665 1,661 1,509 Net loan-loss provisions (242) (228) (210) (176) (628) (313) (470) (941) Other gains (losses) and provisions (112) (143) (100) (100) (104) (115) (255) (219) Underlying profit before tax 478 458 681 557 112 237 936 350 Underlying consolidated profit 356 338 491 401 90 160 694 250 Underlying attributable profit 356 338 491 400 90 161 694 251 78

Santander Consumer Finance (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 941 971 977 960 979 947 1,911 1,926 Net fee income 214 201 213 195 187 159 415 345 Gains (losses) on financial transactions and other 13 (18) 14 30 5 (11) (5) (5) Total income 1,167 1,154 1,203 1,185 1,171 1,095 2,321 2,266 Operating expenses (508) (527) (504) (499) (514) (469) (1,035) (983) Net operating income 659 627 699 686 656 626 1,286 1,283 Net loan-loss provisions (122) (59) (147) (148) (317) (184) (181) (501) Other gains (losses) and provisions 24 (12) 42 (33) 44 23 12 67 Underlying profit before tax 561 556 594 504 383 466 1,117 849 Underlying consolidated profit 402 401 420 394 277 333 803 610 Underlying attributable profit 324 334 338 319 219 258 658 477 79

Santander Consumer Finance (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 925 954 961 949 973 953 1,878 1,926 Net fee income 213 200 212 194 186 159 413 345 Gains (losses) on financial transactions and other 12 (18) 14 29 6 (11) (5) (5) Total income 1,150 1,136 1,188 1,173 1,165 1,101 2,285 2,266 Operating expenses (501) (519) (498) (495) (512) (471) (1,020) (983) Net operating income 649 617 689 678 653 630 1,265 1,283 Net loan-loss provisions (118) (63) (143) (145) (316) (185) (181) (501) Other gains (losses) and provisions 24 (12) 43 (33) 44 23 12 67 Underlying profit before tax 555 542 589 500 381 468 1,097 849 Underlying consolidated profit 398 390 416 390 275 335 788 610 Underlying attributable profit 320 323 334 315 218 259 643 477 80

United Kingdom (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 975 944 908 961 898 871 1,919 1,769 Net fee income 216 207 217 226 193 96 423 290 Gains (losses) on financial transactions and other 15 32 (5) 33 6 12 46 18 Total income 1,206 1,183 1,119 1,220 1,098 979 2,388 2,077 Operating expenses (739) (703) (681) (712) (714) (656) (1,442) (1,370) Net operating income 467 479 438 508 384 323 946 707 Net loan-loss provisions (61) (19) (77) (96) (191) (239) (80) (430) Other gains (losses) and provisions (50) (25) (43) (66) (74) (4) (75) (79) Underlying profit before tax 357 435 318 345 119 80 792 198 Underlying consolidated profit 260 333 252 255 91 61 593 152 Underlying attributable profit 254 327 246 249 84 54 582 139 81

United Kingdom (GBP mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 850 825 820 827 774 773 1,676 1,546 Net fee income 189 181 195 194 166 87 370 253 Gains (losses) on financial transactions and other 13 28 (4) 29 5 10 40 16 Total income 1,052 1,034 1,011 1,050 946 870 2,086 1,815 Operating expenses (644) (615) (615) (612) (615) (583) (1,259) (1,197) Net operating income 407 419 396 437 331 287 826 618 Net loan-loss provisions (53) (17) (68) (83) (164) (211) (70) (376) Other gains (losses) and provisions (43) (22) (39) (58) (64) (5) (65) (69) Underlying profit before tax 311 380 288 296 102 71 691 173 Underlying consolidated profit 227 291 228 219 78 55 518 133 Underlying attributable profit 222 286 223 214 73 49 508 121 82

Portugal (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 216 213 214 213 202 197 429 399 Net fee income 98 99 96 98 101 90 197 191 Gains (losses) on financial transactions and other 44 42 22 21 47 30 86 77 Total income 357 354 331 332 350 317 712 668 Operating expenses (157) (154) (155) (156) (151) (145) (312) (296) Net operating income 200 200 176 175 199 172 400 372 Net loan-loss provisions 13 (1) (0) (4) (80) (24) 12 (105) Other gains (losses) and provisions (20) (13) 2 21 (21) (16) (33) (37) Underlying profit before tax 193 186 178 192 98 132 379 230 Underlying consolidated profit 135 126 125 140 68 92 261 160 Underlying attributable profit 135 125 125 140 68 92 260 160 83

Poland (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 281 284 298 307 296 251 565 547 Net fee income 113 117 119 117 116 104 230 220 Gains (losses) on financial transactions and other (18) 39 24 34 (48) 23 22 (25) Total income 377 440 442 459 365 377 817 742 Operating expenses (173) (176) (175) (169) (172) (143) (349) (315) Net operating income 204 263 267 290 193 235 467 428 Net loan-loss provisions (43) (64) (59) (51) (95) (89) (107) (184) Other gains (losses) and provisions (34) (34) (24) (34) (36) (40) (68) (76) Underlying profit before tax 127 166 183 205 62 105 293 167 Underlying consolidated profit 89 130 139 153 32 74 219 106 Underlying attributable profit 61 89 95 104 23 51 150 73 84

Poland (PLN mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 1,209 1,216 1,288 1,317 1,279 1,134 2,425 2,413 Net fee income 488 499 514 504 503 467 987 970 Gains (losses) on financial transactions and other (76) 168 104 147 (206) 95 92 (111) Total income 1,622 1,883 1,906 1,968 1,576 1,696 3,505 3,272 Operating expenses (745) (755) (754) (726) (742) (645) (1,500) (1,387) Net operating income 877 1,128 1,152 1,242 834 1,051 2,005 1,886 Net loan-loss provisions (186) (272) (256) (217) (411) (399) (458) (810) Other gains (losses) and provisions (145) (146) (106) (147) (155) (181) (291) (337) Underlying profit before tax 546 710 791 878 268 470 1,256 738 Underlying consolidated profit 385 556 600 655 140 329 941 469 Underlying attributable profit 264 379 409 446 98 225 643 323 85

Other Europe (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 139 159 166 155 134 155 299 289 Net fee income 62 56 52 63 74 115 118 189 Gains (losses) on financial transactions and other 60 (7) (8) 68 (6) (23) 53 (29) Total income 261 209 211 286 202 246 469 448 Operating expenses (200) (208) (205) (219) (216) (217) (408) (433) Net operating income 61 0 5 66 (14) 29 62 15 Net loan-loss provisions (2) (16) (3) (23) (23) (29) (18) (51) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (11) (12) Underlying profit before tax 52 (19) (5) 48 (41) (7) 33 (48) Underlying consolidated profit 33 (21) (8) 27 (42) 18 13 (24) Underlying attributable profit 32 (22) (8) 26 (42) 17 10 (25) 86

Other Europe (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 140 160 167 155 134 155 299 289 Net fee income 62 57 53 63 74 115 119 189 Gains (losses) on financial transactions and other 61 (7) (8) 68 (6) (23) 54 (29) Total income 263 210 211 286 202 246 472 448 Operating expenses (201) (209) (206) (220) (216) (217) (410) (433) Net operating income 62 1 5 66 (14) 29 62 15 Net loan-loss provisions (2) (16) (3) (23) (23) (29) (18) (51) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (11) (12) Underlying profit before tax 53 (19) (5) 48 (41) (7) 34 (48) Underlying consolidated profit 34 (21) (8) 27 (42) 18 13 (24) Underlying attributable profit 32 (22) (8) 26 (42) 17 10 (25) 87

NORTH AMERICA (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 2,173 2,230 2,259 2,265 2,261 2,079 4,403 4,339 Net fee income 439 463 448 427 461 400 901 860 Gains (losses) on financial transactions and other 142 226 277 257 214 228 368 442 Total income 2,753 2,918 2,983 2,949 2,936 2,706 5,672 5,642 Operating expenses (1,172) (1,214) (1,267) (1,314) (1,224) (1,117) (2,386) (2,341) Net operating income 1,581 1,705 1,716 1,634 1,712 1,589 3,286 3,301 Net loan-loss provisions (804) (793) (1,009) (1,050) (1,246) (1,123) (1,597) (2,368) Other gains (losses) and provisions (64) (31) (79) (31) (14) (36) (95) (50) Underlying profit before tax 713 881 628 554 452 430 1,594 883 Underlying consolidated profit 526 664 481 422 336 371 1,189 707 Underlying attributable profit 386 503 388 389 280 336 889 617 88

NORTH AMERICA (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 2,158 2,189 2,203 2,193 2,204 2,135 4,347 4,339 Net fee income 430 448 432 409 445 415 878 860 Gains (losses) on financial transactions and other 150 230 280 254 215 227 380 442 Total income 2,738 2,868 2,915 2,855 2,864 2,778 5,606 5,642 Operating expenses (1,166) (1,194) (1,239) (1,276) (1,194) (1,147) (2,359) (2,341) Net operating income 1,572 1,675 1,676 1,579 1,670 1,631 3,246 3,301 Net loan-loss provisions (808) (784) (999) (1,034) (1,227) (1,142) (1,592) (2,368) Other gains (losses) and provisions (65) (31) (80) (32) (13) (37) (96) (50) Underlying profit before tax 698 860 597 514 430 453 1,558 883 Underlying consolidated profit 513 647 457 390 319 388 1,160 707 Underlying attributable profit 376 490 369 361 264 352 866 617 89

United States (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 1,407 1,453 1,460 1,449 1,462 1,429 2,860 2,891 Net fee income 234 244 238 230 250 215 479 465 Gains (losses) on financial transactions and other 174 222 278 215 217 157 396 374 Total income 1,815 1,920 1,977 1,894 1,929 1,801 3,734 3,730 Operating expenses (775) (805) (847) (869) (809) (776) (1,581) (1,585) Net operating income 1,039 1,115 1,130 1,025 1,120 1,024 2,154 2,144 Net loan-loss provisions (611) (568) (786) (828) (972) (832) (1,178) (1,804) Other gains (losses) and provisions (58) (26) (76) (39) (6) (30) (84) (36) Underlying profit before tax 370 521 267 158 141 163 891 305 Underlying consolidated profit 260 383 196 109 99 170 643 269 Underlying attributable profit 181 284 154 98 60 151 465 211 90

United States (USD mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 1,598 1,633 1,623 1,604 1,612 1,573 3,231 3,185 Net fee income 266 275 264 255 275 237 541 512 Gains (losses) on financial transactions and other 197 250 310 238 239 173 447 412 Total income 2,061 2,158 2,198 2,096 2,126 1,983 4,219 4,109 Operating expenses (881) (905) (942) (963) (892) (855) (1,786) (1,747) Net operating income 1,180 1,253 1,256 1,134 1,235 1,128 2,433 2,363 Net loan-loss provisions (694) (637) (876) (918) (1,072) (916) (1,331) (1,988) Other gains (losses) and provisions (66) (29) (85) (43) (7) (33) (95) (39) Underlying profit before tax 420 586 295 172 156 180 1,007 336 Underlying consolidated profit 295 431 216 118 109 188 726 296 Underlying attributable profit 206 319 170 107 66 166 525 232 91

Mexico (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 766 777 798 816 798 650 1,543 1,448 Net fee income 204 218 210 197 211 185 423 396 Gains (losses) on financial transactions and other (32) 4 (1) 42 (2) 70 (28) 68 Total income 939 999 1,007 1,054 1,007 905 1,938 1,912 Operating expenses (397) (409) (420) (445) (415) (341) (806) (756) Net operating income 542 590 586 609 592 565 1,132 1,156 Net loan-loss provisions (193) (225) (223) (222) (273) (291) (419) (564) Other gains (losses) and provisions (6) (5) (3) 8 (8) (6) (10) (14) Underlying profit before tax 343 360 361 395 311 267 703 578 Underlying consolidated profit 266 280 286 313 237 201 547 438 Underlying attributable profit 205 219 234 291 220 186 424 406 92

Mexico (MXN mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 16,703 16,694 17,231 17,393 17,484 16,706 33,397 34,190 Net fee income 4,455 4,695 4,535 4,188 4,617 4,719 9,149 9,336 Gains (losses) on financial transactions and other (687) 83 (31) 906 (51) 1,658 (604) 1,607 Total income 20,471 21,471 21,735 22,487 22,049 23,083 41,942 45,133 Operating expenses (8,655) (8,786) (9,076) (9,501) (9,088) (8,749) (17,441) (17,837) Net operating income 11,816 12,685 12,659 12,987 12,962 14,334 24,501 27,296 Net loan-loss provisions (4,211) (4,850) (4,813) (4,725) (5,985) (7,336) (9,062) (13,321) Other gains (losses) and provisions (120) (105) (59) 175 (167) (166) (225) (333) Underlying profit before tax 7,485 7,729 7,787 8,437 6,810 6,832 15,214 13,642 Underlying consolidated profit 5,804 6,028 6,167 6,682 5,191 5,149 11,832 10,340 Underlying attributable profit 4,472 4,713 5,059 6,219 4,814 4,761 9,185 9,575 93

SOUTH AMERICA (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 3,222 3,425 3,314 3,356 3,065 2,606 6,647 5,671 Net fee income 1,178 1,178 1,204 1,228 1,074 774 2,355 1,847 Gains (losses) on financial transactions and other 88 45 59 130 25 311 132 336 Total income 4,487 4,647 4,577 4,714 4,163 3,690 9,134 7,854 Operating expenses (1,645) (1,664) (1,586) (1,762) (1,486) (1,275) (3,309) (2,761) Net operating income 2,842 2,984 2,991 2,953 2,677 2,416 5,825 5,093 Net loan-loss provisions (903) (956) (916) (1,015) (1,325) (1,110) (1,859) (2,435) Other gains (losses) and provisions (154) (151) (193) (249) (142) (52) (306) (194) Underlying profit before tax 1,785 1,876 1,882 1,688 1,211 1,254 3,661 2,465 Underlying consolidated profit 1,093 1,205 1,184 1,107 795 783 2,297 1,578 Underlying attributable profit 926 1,035 1,016 947 698 685 1,961 1,383 94

SOUTH AMERICA (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 2,561 2,783 2,850 2,941 2,837 2,834 5,344 5,671 Net fee income 925 950 1,041 1,074 989 858 1,875 1,847 Gains (losses) on financial transactions and other 73 47 50 112 24 312 120 336 Total income 3,559 3,780 3,941 4,128 3,850 4,004 7,339 7,854 Operating expenses (1,291) (1,337) (1,399) (1,553) (1,375) (1,385) (2,628) (2,761) Net operating income 2,269 2,443 2,542 2,575 2,475 2,619 4,712 5,093 Net loan-loss provisions (714) (777) (786) (882) (1,223) (1,212) (1,491) (2,435) Other gains (losses) and provisions (117) (126) (161) (213) (129) (65) (243) (194) Underlying profit before tax 1,438 1,540 1,595 1,479 1,122 1,343 2,978 2,465 Underlying consolidated profit 885 990 1,005 972 739 839 1,875 1,578 Underlying attributable profit 748 848 863 831 648 735 1,596 1,383 95

Brazil (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 2,459 2,520 2,560 2,534 2,270 1,813 4,979 4,083 Net fee income 931 924 970 974 869 614 1,855 1,483 Gains (losses) on financial transactions and other 21 9 (7) 57 (3) 224 30 221 Total income 3,411 3,453 3,522 3,565 3,137 2,651 6,864 5,788 Operating expenses (1,125) (1,102) (1,137) (1,242) (1,004) (835) (2,227) (1,839) Net operating income 2,286 2,351 2,385 2,323 2,133 1,816 4,637 3,949 Net loan-loss provisions (710) (761) (753) (813) (1,066) (843) (1,471) (1,909) Other gains (losses) and provisions (167) (153) (178) (205) (127) (31) (320) (158) Underlying profit before tax 1,409 1,438 1,454 1,305 940 942 2,846 1,881 Underlying consolidated profit 816 856 862 777 571 533 1,673 1,105 Underlying attributable profit 721 762 767 689 517 478 1,482 995 96

Brazil (BRL mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 10,516 11,095 11,272 11,534 11,100 10,725 21,611 21,825 Net fee income 3,980 4,070 4,271 4,429 4,250 3,679 8,050 7,929 Gains (losses) on financial transactions and other 91 41 (31) 254 (14) 1,196 132 1,182 Total income 14,587 15,206 15,511 16,216 15,336 15,600 29,793 30,936 Operating expenses (4,810) (4,857) (5,007) (5,636) (4,907) (4,922) (9,666) (9,829) Net operating income 9,777 10,350 10,504 10,580 10,429 10,678 20,127 21,107 Net loan-loss provisions (3,037) (3,347) (3,314) (3,690) (5,214) (4,990) (6,384) (10,205) Other gains (losses) and provisions (716) (673) (785) (928) (621) (226) (1,390) (846) Underlying profit before tax 6,024 6,330 6,405 5,962 4,594 5,462 12,354 10,056 Underlying consolidated profit 3,491 3,769 3,795 3,546 2,794 3,111 7,261 5,904 Underlying attributable profit 3,082 3,353 3,376 3,147 2,526 2,792 6,435 5,318 97

Chile (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 440 500 462 464 448 425 940 873 Net fee income 103 97 102 102 92 74 200 166 Gains (losses) on financial transactions and other 56 59 82 71 12 85 115 98 Total income 600 656 646 638 553 584 1,255 1,137 Operating expenses (255) (269) (260) (246) (230) (228) (524) (458) Net operating income 344 387 386 392 322 356 731 678 Net loan-loss provisions (102) (105) (106) (130) (163) (183) (208) (346) Other gains (losses) and provisions 37 (1) 15 12 1 (2) 37 (1) Underlying profit before tax 279 281 295 274 160 171 560 331 Underlying consolidated profit 219 237 234 229 138 129 456 267 Underlying attributable profit 148 163 162 157 97 86 311 183 98

Chile (CLP mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 333,439 383,545 363,195 386,260 397,015 384,057 716,985 781,072 Net fee income 78,010 74,473 80,052 85,052 81,770 67,170 152,483 148,940 Gains (losses) on financial transactions and other 42,713 45,387 63,719 58,999 10,853 76,629 88,100 87,482 Total income 454,162 503,405 506,966 530,311 489,638 527,855 957,567 1,017,494 Operating expenses (193,440) (206,641) (204,239) (205,576) (204,237) (205,998) (400,081) (410,236) Net operating income 260,722 296,763 302,727 324,735 285,401 321,857 557,485 607,258 Net loan-loss provisions (77,584) (80,828) (83,231) (106,535) (144,587) (165,302) (158,412) (309,889) Other gains (losses) and provisions 28,393 (417) 11,726 10,140 739 (1,905) 27,976 (1,166) Underlying profit before tax 211,531 215,518 231,222 228,340 141,553 154,650 427,049 296,203 Underlying consolidated profit 165,949 182,169 183,336 190,253 122,619 116,749 348,119 239,369 Underlying attributable profit 112,355 125,176 126,756 130,587 86,013 77,918 237,531 163,931 99

Argentina (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 213 298 180 250 241 261 511 502 Net fee income 116 125 88 118 76 56 241 132 Gains (losses) on financial transactions and other 2 (33) (31) (8) 1 (8) (31) (6) Total income 331 389 237 359 318 310 720 628 Operating expenses (202) (229) (122) (209) (186) (153) (431) (339) Net operating income 129 161 115 150 132 157 289 289 Net loan-loss provisions (73) (70) (39) (53) (75) (57) (143) (132) Other gains (losses) and provisions (22) 3 (28) (54) (14) (18) (19) (32) Underlying profit before tax 34 94 47 43 44 82 127 125 Underlying consolidated profit 10 63 24 47 34 75 74 110 Underlying attributable profit 10 63 23 47 34 75 73 109 100

Argentina (ARS mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 10,117 14,548 18,638 19,924 16,991 22,846 24,665 39,837 Net fee income 5,486 6,131 8,976 9,403 5,327 5,132 11,616 10,459 Gains (losses) on financial transactions and other 102 (1,596) (2,372) (847) 89 (595) (1,494) (506) Total income 15,704 19,083 25,243 28,480 22,407 27,384 34,787 49,790 Operating expenses (9,602) (11,210) (13,861) (16,583) (13,112) (13,756) (20,812) (26,867) Net operating income 6,102 7,872 11,382 11,897 9,295 13,628 13,975 22,923 Net loan-loss provisions (3,441) (3,459) (4,538) (4,391) (5,266) (5,207) (6,900) (10,473) Other gains (losses) and provisions (1,067) 131 (2,040) (3,831) (953) (1,546) (936) (2,499) Underlying profit before tax 1,594 4,544 4,805 3,674 3,076 6,875 6,138 9,951 Underlying consolidated profit 497 3,056 2,574 3,636 2,421 6,276 3,553 8,697 Underlying attributable profit 490 3,043 2,519 3,600 2,405 6,234 3,534 8,639 101

Other South America (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 109 108 112 108 106 107 217 213 Net fee income 29 32 44 34 37 29 60 65 Gains (losses) on financial transactions and other 8 9 16 10 14 9 17 24 Total income 146 149 172 153 157 145 295 301 Operating expenses (63) (64) (67) (64) (66) (59) (127) (125) Net operating income 83 85 105 88 91 86 168 177 Net loan-loss provisions (18) (20) (18) (20) (21) (27) (38) (47) Other gains (losses) and provisions (2) (1) (2) (2) (2) (1) (3) (3) Underlying profit before tax 63 64 86 66 68 59 128 127 Underlying consolidated profit 47 48 64 54 51 46 95 96 Underlying attributable profit 47 47 64 54 51 46 94 96 102

Other South America (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 93 96 100 101 102 110 189 213 Net fee income 24 28 40 32 35 30 52 65 Gains (losses) on financial transactions and other 7 9 14 10 14 10 16 24 Total income 125 132 154 142 151 150 257 301 Operating expenses (54) (56) (60) (60) (64) (61) (110) (125) Net operating income 71 76 95 82 87 89 147 177 Net loan-loss provisions (15) (17) (15) (18) (20) (28) (33) (47) Other gains (losses) and provisions (1) (1) (2) (2) (2) (1) (2) (3) Underlying profit before tax 55 58 78 62 66 61 112 127 Underlying consolidated profit 40 43 58 50 49 47 83 96 Underlying attributable profit 40 42 58 51 49 47 82 96 103

SANTANDER GLOBAL PLATFORM primary segment (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 22 23 23 23 31 32 46 63 Net fee income 2 1 2 2 13 18 2 31 Gains (losses) on financial transactions and other (5) (4) (1) (7) 1 (6) (9) (5) Total income 19 20 24 18 45 44 39 89 Operating expenses (41) (67) (60) (72) (71) (77) (108) (148) Net operating income (22) (47) (36) (54) (26) (33) (69) (59) Net loan-loss provisions (0) (0) (0) (0) (0) (1) (0) (1) Other gains (losses) and provisions (1) (0) (1) (4) (1) (6) (1) (7) Underlying profit before tax (23) (47) (37) (58) (27) (40) (70) (67) Underlying consolidated profit (11) (40) (26) (43) (13) (28) (51) (42) Underlying attributable profit (11) (40) (26) (43) (13) (28) (51) (41) 104

CORPORATE CENTRE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income (296) (304) (319) (333) (304) (354) (600) (658) Net fee income (14) (13) (9) (15) (9) (6) (27) (15) Gains (losses) on financial transactions and other (90) (106) (85) (34) 9 47 (196) 56 Total income (399) (423) (413) (381) (304) (313) (822) (617) Operating expenses (97) (96) (90) (89) (85) (82) (193) (166) Net operating income (497) (519) (504) (471) (389) (395) (1,015) (784) Net loan-loss provisions (8) (5) (14) (10) (3) (8) (13) (11) Other gains (losses) and provisions (55) (72) (61) (49) (20) (370) (127) (391) Underlying profit before tax (559) (595) (579) (529) (413) (773) (1,155) (1,186) Underlying consolidated profit (526) (592) (529) (458) (937) (188) (1,118) (1,125) Underlying attributable profit (517) (592) (529) (459) (1,031) (94) (1,108) (1,125) 105

RETAIL BANKING (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 8,083 8,323 8,227 8,229 7,885 7,141 16,406 15,026 Net fee income 2,178 2,134 2,108 2,141 2,024 1,495 4,312 3,518 Gains (losses) on financial transactions and other 150 201 485 339 63 224 351 287 Total income 10,412 10,658 10,819 10,710 9,972 8,859 21,070 18,831 Operating expenses (4,694) (4,747) (4,658) (4,827) (4,526) (4,084) (9,441) (8,611) Net operating income 5,718 5,911 6,161 5,882 5,445 4,775 11,629 10,220 Net loan-loss provisions (2,143) (2,090) (2,428) (2,439) (3,889) (2,846) (4,234) (6,735) Other gains (losses) and provisions (391) (397) (377) (454) (338) (218) (788) (555) Underlying profit before tax 3,184 3,423 3,357 2,989 1,218 1,711 6,607 2,930 Underlying consolidated profit 2,119 2,377 2,286 2,122 802 1,175 4,497 1,977 Underlying attributable profit 1,763 2,000 1,958 1,858 634 982 3,763 1,616 106

RETAIL BANKING (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 7,458 7,693 7,747 7,750 7,606 7,419 15,150 15,026 Net fee income 1,973 1,947 1,978 2,002 1,943 1,575 3,921 3,518 Gains (losses) on financial transactions and other 192 242 491 343 81 206 434 287 Total income 9,622 9,882 10,216 10,094 9,630 9,200 19,504 18,831 Operating expenses (4,375) (4,439) (4,486) (4,595) (4,392) (4,219) (8,814) (8,611) Net operating income 5,248 5,443 5,730 5,499 5,238 4,982 10,691 10,220 Net loan-loss provisions (1,955) (1,906) (2,279) (2,291) (3,763) (2,972) (3,861) (6,735) Other gains (losses) and provisions (355) (371) (346) (419) (323) (233) (726) (555) Underlying profit before tax 2,938 3,166 3,105 2,790 1,153 1,777 6,104 2,930 Underlying consolidated profit 1,979 2,214 2,130 1,990 761 1,216 4,194 1,977 Underlying attributable profit 1,647 1,861 1,825 1,743 596 1,020 3,508 1,616 107

CORPORATE & INVESTMENT BANKING (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 654 700 657 716 671 713 1,354 1,384 Net fee income 352 374 421 373 404 406 726 810 Gains (losses) on financial transactions and other 272 217 153 337 225 307 489 532 Total income 1,278 1,292 1,232 1,426 1,300 1,426 2,569 2,726 Operating expenses (561) (560) (552) (608) (536) (507) (1,121) (1,043) Net operating income 717 731 679 818 764 919 1,448 1,683 Net loan-loss provisions (10) (45) 27 (128) (4) (245) (54) (249) Other gains (losses) and provisions (22) (16) (21) (32) (15) (28) (38) (43) Underlying profit before tax 686 670 685 658 745 646 1,356 1,391 Underlying consolidated profit 484 466 486 449 527 467 950 994 Underlying attributable profit 441 419 443 410 491 437 860 928 108

CORPORATE & INVESTMENT BANKING (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 596 638 636 681 646 738 1,234 1,384 Net fee income 326 347 397 356 392 419 673 810 Gains (losses) on financial transactions and other 235 193 150 322 213 319 428 532 Total income 1,157 1,179 1,183 1,359 1,251 1,475 2,336 2,726 Operating expenses (529) (530) (537) (588) (523) (521) (1,059) (1,043) Net operating income 629 648 646 770 729 954 1,277 1,683 Net loan-loss provisions (9) (44) 22 (124) (4) (245) (53) (249) Other gains (losses) and provisions (21) (15) (21) (30) (15) (28) (36) (43) Underlying profit before tax 599 589 647 617 710 681 1,188 1,391 Underlying consolidated profit 424 411 460 421 503 491 834 994 Underlying attributable profit 388 369 422 386 469 459 757 928 109

WEALTH MANAGEMENT & INSURANCE (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 141 143 141 146 132 104 284 236 Net fee income 273 298 298 330 320 279 571 599 Gains (losses) on financial transactions and other 110 121 113 114 134 100 231 234 Total income 523 562 551 589 586 482 1,085 1,069 Operating expenses (242) (236) (234) (244) (244) (220) (477) (464) Net operating income 282 327 318 345 342 263 608 605 Net loan-loss provisions 7 (1) (4) 21 (7) (5) 6 (12) Other gains (losses) and provisions (3) (1) (3) (5) (1) (3) (4) (4) Underlying profit before tax 285 325 310 361 334 255 610 589 Underlying consolidated profit 218 249 240 272 252 195 467 447 Underlying attributable profit 208 237 227 257 240 186 444 427 110

WEALTH MANAGEMENT & INSURANCE (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 135 137 141 142 130 107 272 236 Net fee income 261 285 288 316 313 285 545 599 Gains (losses) on financial transactions and other 102 112 105 105 130 104 214 234 Total income 497 534 534 564 573 496 1,031 1,069 Operating expenses (235) (229) (229) (238) (240) (224) (464) (464) Net operating income 262 305 305 326 332 272 567 605 Net loan-loss provisions 7 (1) (4) 21 (7) (5) 6 (12) Other gains (losses) and provisions (3) (1) (3) (5) (1) (3) (4) (4) Underlying profit before tax 266 303 297 343 324 264 569 589 Underlying consolidated profit 203 232 229 256 244 203 435 447 Underlying attributable profit 194 222 218 244 233 193 416 427 111

SANTANDER GLOBAL PLATFORM secondary segment (EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 100 92 100 83 103 112 192 214 Net fee income 142 139 137 132 115 109 280 224 Gains (losses) on financial transactions and other 30 32 40 34 43 29 62 72 Total income 271 263 277 249 260 250 534 510 Operating expenses (165) (191) (188) (202) (186) (183) (355) (369) Net operating income 107 72 89 47 74 67 179 141 Net loan-loss provisions (18) (0) (16) (17) (5) (14) (18) (20) Other gains (losses) and provisions (1) 0 (2) (2) 2 (6) (1) (4) Underlying profit before tax 88 72 71 28 71 46 160 117 Underlying consolidated profit 63 41 46 13 52 28 104 80 Underlying attributable profit 52 33 36 6 43 20 85 63 112

SANTANDER GLOBAL PLATFORM secondary segment (Constant EUR mn) Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 H1'19 H1'20 Net interest income 89 84 92 79 99 115 172 214 Net fee income 120 120 126 122 109 115 240 224 Gains (losses) on financial transactions and other 28 30 39 33 42 30 57 72 Total income 236 233 257 234 250 260 469 510 Operating expenses (149) (177) (180) (194) (181) (188) (326) (369) Net operating income 87 56 77 40 69 72 143 141 Net loan-loss provisions (17) 0 (16) (16) (5) (15) (17) (20) Other gains (losses) and provisions (1) 0 (2) (3) 2 (6) (1) (4) Underlying profit before tax 69 57 59 21 66 51 126 117 Underlying consolidated profit 51 32 39 9 49 32 83 80 Underlying attributable profit 42 23 30 3 40 23 65 63 113

Appendix Primary segments Secondary segments Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary 114

Glossary - Acronyms ❑ AuM: Assets under Management ❑ M/LT: Medium- and long-term ❑ RoTE: Return on tangible equity ❑ BFG: Deposit Guarantee Fund in Poland ❑ mn: million ❑ RWA: Risk-weighted assets ❑ bn: Billion ❑ MXN: Mexican Pesos ❑ SBNA: Santander Bank NA ❑ CET1: Common equity tier 1 ❑ n.a.: Not available ❑ SCF: Santander Consumer Finance ❑ C&I: Commercial and Industrial ❑ NII: Net interest income ❑ SC USA: Santander Consumer USA ❑ CIB: Corporate & Investment Bank ❑ NIM: Net interest margin ❑ SME: Small and Medium Enterprises ❑ COVID-19: Coronavirus Disease 19 ❑ n.m.: Not meaningful ❑ SRF: Single Resolution Fund ❑ DGF: Deposit guarantee fund ❑ NPL: Non-performing loans ❑ ST: Short term ❑ GDP: Gross domestic product ❑ PBT: Profit before tax ❑ SVR: Standard variable rate ❑ HQLA: High quality liquid asset ❑ P&L: Profit and loss ❑ TDR: Troubled debt restructuring ❑ FL: Fully-loaded ❑ PPP: Pre-provision profit ❑ TLAC: Total loss absorbing capacity ❑ FX: Foreign exchange ❑ QoQ: Quarter-on-Quarter ❑ TNAV: Tangible net asset value ❑ EPS: Earning per share ❑ RE: Real Estate ❑ UF: Unidad de fomento (Chile) ❑ ESG: Environmental, social and governance ❑ Repos: Repurchase agreements ❑ YoY: Year-on-Year ❑ LTV: Loan to Value ❑ ROF: Gains on financial transactions ❑ UX: User experience ❑ LLPs: Loan-loss provisions ❑ RoRWA: Return on risk-weighted assets 115

Glossary - Definitions PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK ✓ NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non- performing balances of customer loans and advances, customer guarantees and contingent liabilities ✓ NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non- performing balances of customer loans and advances, customer guarantees and contingent liabilities ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 7 months from December to June. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 116

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 July 2020 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer